UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

TILLY’S, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

886885102

(CUSIP Number)

Michael L. Henry

Tilly’s, Inc.

10 Whatney

Irvine, California 92618

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 886885102	13D	Page 1 of 7 Pages

1.	Name of Reporting Person: Hezy Shaked
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States, Israel

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 7,626,108
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 6,232,073
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,626,108
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount in Row (11): 25.9%
14.	Type of Reporting Person: IN

CUSIP No. 886885102	13D	Page 2 of 7 Pages

1.	Name of Reporting Person: Tilly Levine
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States, Israel

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,394,035
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,394,035
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount in Row (11): 6.0%
14.	Type of Reporting Person: IN

CUSIP No. 886885102	13D	Page 3 of 7 Pages

Explanatory Note

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on February 24, 2016 (the “Original Statement” and, together with all amendments thereto, this “Statement”), relating to the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Tilly’s Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Original Statement.

Item 2. Identity and Background

Item 2 of the Statement is hereby amended and restated in its entirety with the following:

(a)	This Statement is filed by the following (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Hezy Shaked; and

(ii)	Tilly Levine.

(b)	The principal business office for each of the Reporting Persons is 10 Whatney, Irvine, CA 92618.

(c)	Mr. Shaked serves as the Executive Chairman and Chief Strategy Officer for the Issuer. Ms. Levine serves as Vice President of Vendor Relations for the Issuer.

(d)-(e)

During the past five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Shaked and Ms. Levine are citizens of the United States of America and Israel.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and restated in its entirety with the following:

The Reporting Persons hold the securities reported herein for investment purposes. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

As officers and co-founders of the Issuer, Mr. Shaked and Ms. Levine may engage in discussions with management, the board of directors, shareholders of the Issuer and other relevant parties with regard to the management and policies of the Issuer. The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

10b5-1 Plans

The Hezy Shaked Living Trust UAD 5/18/1999, of which Mr. Shaked is the trustee and beneficiary (the “Hezy Shaked Living Trust”), entered into a stock trading plan on December 14, 2017, and the Tilly Levine Separate Property Trust

CUSIP No. 886885102	13D	Page 4 of 7 Pages

Established March 31, 2004, of which Ms. Levine is the trustee and beneficiary (the “Tilly Levine Separate Property Trust”) entered into a stock trading plan on June 13, 2018, each in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934 (each, a “10b5-1 Plan”), pursuant to which each of the Hezy Shaked Living Trust and the Tilly Levine Separate Property Trust, respectively, may sell a certain number of shares of the Issuer’s Class A Common Stock (which would be converted at the time of sale, on a one-to-one basis, from Class B Common Stock held by such Reporting Person) in specified amounts at market prices subject to specified limitations. The 10b5-1 Plan for the Hezy Shaked Living Trust expired on December 20, 2018. The 10b5-1 Plan for the Tilly Levine Separate Property Trust expires on the earliest of (1) September 6, 2019, (2) the sale of all of the shares specified under the 10b5-1 Plan, (3) the date that the stock trading plan is terminated, or (4) the date the seller undergoes a dissolution.

Voting Trust Agreement

Pursuant to a voting trust agreement, dated June 30, 2011, by and between Mr. Shaked and Ms. Levine (individually and as trustee for The Tilly Levine Separate Property Trust), as amended December 4, 2012 and May 25, 2017 (as amended, the “Voting Trust Agreement”), Ms. Levine has granted Mr. Shaked, as trustee under the agreement, the right to vote the shares of Class A Common Stock and Class B Common Stock held by The Tilly Levine Separate Property Trust.

The descriptions contained in this Statement of each of the 10b5-1 Plans and the Voting Trust Agreement are summaries only and are qualified in their entireties by the actual terms of each such agreement (and exhibits thereto) or form of agreement, as applicable, which are filed as exhibits to this Statement and are incorporated herein by this reference. See Item 7 “Material to be Filed as Exhibits.”

Except as stated above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety by inserting the following information:

(a) and (b)

The following sets forth, as of the date of this Amendment No. 9, the aggregate number and percentage of shares of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof, based upon 21,856,323 shares of Class A Common Stock outstanding, which reflects the Class A Common Stock reported by the Issuer as of May 30, 2019 in the Issuer’s most recent Quarterly Report on Form 10-Q, filed on June 3, 2019. The information set forth below assumes the conversion of shares of Class B Common Stock held by each respective Reporting Person into Class A Common Stock on a one-for-one basis. Holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by the Issuer’s common stockholders, and shares of Class B Common Stock automatically convert, on a one-to-one basis, into Class A Common Stock upon certain events set forth in the Issuer’s Certificate of Incorporation.

Reporting Person	Amount beneficially owned		Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Hezy Shaked	7,626,108	(1)	25.9%	7,626,108	0	6,232,073	0
Tilly Levine	1,394,035	(2)	6.0%	0	0	1,394,035	0

(1)

Includes (a) 6,232,073 shares of Class B Common Stock held by The Hezy Shaked Living Trust, of which Mr. Shaked is the trustee and beneficiary with sole voting and dispositive power (the “Hezy Shares”) and (b) 1,394,035 shares of Class B Common Stock held by The Tilly Levine Separate Property Trust, of which Ms. Levine is the trustee and beneficiary, over which Mr. Shaked has sole voting power pursuant to a voting trust agreement with Ms. Levine. See Item 6.

(2)

Includes 1,394,035 shares of Class B Common Stock held by The Tilly Levine Separate Property Trust of which Ms. Levine is the sole trustee and beneficiary (the “Levine Shares”). Pursuant to a voting trust agreement with Mr. Shaked, Ms. Levine has granted Mr. Shaked, as trustee under the agreement, the right to vote the Levine Shares. Ms. Levine retains dispositive power over and full economic interest in the Levine Shares. See Item 6.

CUSIP No. 886885102	13D	Page 5 of 7 Pages

(c)

From September 24, 2018, the date that the Amendment No. 8 to this Statement (“Amendment No. 8”) was filed with the Commission, through June 26, 2019, the date that this Statement was filed with the Commission, the Reporting Persons disposed of (1) an aggregate of 280,000 shares of Class A Common Stock of the Issuer in a series of transactions at prices ranging from $7.70 to $12.88 per share in open market transactions on the New York Stock Exchange pursuant to the 10b5-1 Plans related to each respective Reporting Person, (2) 8,000 shares of Class A Common Stock of the Issuer through a bona fide gift by Tilly Levine on March 21, 2019, and (3) 30,000 shares of Class A Common Stock of the Issuer through a bona fide gift by Hezy Shaked on March 21, 2019. The number of shares of Class A Common Stock disposed of and the weighted average price per share are provided below. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for each transaction.

Reporting Person	Date	Shares Disposed of	Weighted Average Price per Share
Tilly Levine	December 13, 2018	10,000	$10.6359
Tilly Levine	December 14, 2018	10,000	$10.8369
Hezy Shaked	December 19, 2018	10,000	$10.8348
Hezy Shaked	December 20, 2018	10,000	$10.5259
Tilly Levine	December 27, 2018	10,000	$10.5375
Tilly Levine	December 28, 2019	10,000	$10.6273
Tilly Levine	January 10, 2019	10,000	$11.8173
Tilly Levine	January 11, 2019	10,000	$11.8406
Tilly Levine	January 22, 2019	10,000	$11.8126
Tilly Levine	January 23, 2019	10,000	$11.7250
Tilly Levine	February 12, 2019	10,000	$12.7826
Tilly Levine	February 13, 2019	10,000	$12.7093
Tilly Levine	February 27, 2019	10,000	$11.9037
Tilly Levine	February 28, 2019	10,000	$12.0432
Tilly Levine	March 4, 2019	10,000	$11.9722
Tilly Levine	March 5, 2019	10,000	$11.8119
Tilly Levine	March 21, 2019	8,000	$0
Hezy Shaked	March 21, 2019	30,000	$0
Tilly Levine	April 2, 2019	10,000	$11.1438
Tilly Levine	April 3, 2019	10,000	$11.1744
Tilly Levine	April 22, 2019	10,000	$11.0961
Tilly Levine	April 23, 2019	10,000	$11.7077
Tilly Levine	May 15, 2019	10,000	$11.2380
Tilly Levine	May 16, 2019	10,000	$11.3139
Tilly Levine	May 28, 2019	10,000	$10.3923
Tilly Levine	May 29, 2019	10,000	$9.9783
Tilly Levine	June 13, 2019	10,000	$7.8260
Tilly Levine	June 14, 2019	10,000	$7.8307
Tilly Levine	June 24, 2019	10,000	$8.0403
Tilly Levine	June 25, 2019	10,000	$7.7938

Except for the transactions disclosed in this Item 5(c), none of the Reporting Persons has effected any transactions in the securities of the Issuer since the filing date of Amendment No. 8.

(d)	None.

(e)	Not applicable.

CUSIP No. 886885102	13D	Page 6 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is amended and restated in its entirety by inserting the following information:

The information set forth in Item 4 of this Statement relating to each of the 10b5-1 Plans and the Voting Trust Agreement is hereby incorporated by reference into this Item 6.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 886885102	13D	Page 7 of 7 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

1	Tilly Levine Voting Trust Agreement, dated June 30, 2011, by and between Hezy Shaked and Tilly Levine (incorporated by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons with the Commission on February 24, 2016).

2	First Amendment to the Tilly Levine Voting Trust Agreement, dated December 4, 2012, by and between Hezy Shaked and Tilly Levine (incorporated by reference to Exhibit 2 of the Schedule 13D filed by the Reporting Persons with the Commission on February 24, 2016).

3	Second Amendment to the Tilly Levine Voting Trust Agreement, dated May 25, 2017, by and between Hezy Shaked and Tilly Levine (incorporated by reference to Exhibit 3 of the Schedule 13D filed by the Reporting Persons with the Commission on May 25, 2017).

4	Form of 10b5-1 Plan (incorporated by reference to Exhibit 3 of the Schedule 13D filed by the Reporting Persons with the Commission on November 22, 2016).

5	Joint Filing Agreement (incorporated by reference to Exhibit 4 of Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the Commission on November 22, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2019

/s/ Hezy Shaked
Hezy Shaked

/s/ Tilly Levine
Tilly Levine